homeshake



Homeshake saves you money.

Homeshake is the only commission-free marketplace that makes it easy to buy or sell a home without agents.



The Problem:



Real estate commissions cost American consumers over

$100 Billion

per year



Savvy consumers are frustrated with agent-based systems

- Poor customer service
- Prevents customers from helping themselves
- Paying too much for too little

Simple is better

Other high-stakes industries are replacing the middlemen and empowering consumers

INVESTING	INSURANCE	AUTO SALES	TRAVEL	REAL ESTATE
robinhood	Lemonade	CARVANA	airbnb	homeshake
public.com	Root Insurance	vroom	Vrbo	

Real Estate is next



The Solution:

Homeshake gives consumers the technology and guidance they need to buy or sell a home with confidence.

Direct Communication

On Homeshake, buyers and sellers communicate directly without agents in the middle. It's real, human, and convenient.

Scheduling a tour, making an offer, negotiating, it's all right there in one place.



Technology Makes the Process Simple

Homeshake organizes and automates the process from initial contact to final closing so that everything is simple and easy.


homeshake
FAMILY ENTERTAINERS DREAM! 4BR, FINISHED BSMT ON CUL-DE-SAC.
COLERAIN
$379,999
FOR SALE
1 of 47
Owner
Lauren S
About this home
SHARE
CONTACT LAUREN

Expertise every step of the way

Homeshake provides the support you need when you need it from living, breathing experts - including real estate attorneys - so both buyers and sellers have peace of mind.



Homeshake customers save an average of

$25,000

in commissions


Sold!

How does Homeshake make money?

Homeshake takes a **1% success fee** plus title & closing fees


TOTAL HOME SALES PRICE
THE HOMESHAKE 1% FEE

AVG FEE **$6.0K** $5,250 Success Fee + $750 Title & Closing*

*Post-raise

Sellers love Homeshake

ON AVERAGE, SELLERS WHO SELL ON HOMESHAKE:

Sell within 14 days

+$25k

Save $25,000 in commissions

Host 4 tours and sell for 99% of list price

Buyers love Homeshake

Find properties before they hit the MLS

A friendlier buying experience

More control and less red tape

Homeshake customers
have saved over

$1,000,000

in commissions to date

Homeshake has momentum

Sales volume & revenue have doubled for 3 consecutive quarters



Sales Volume
$8M
$6M
$4M
$2M
$2.8M
$6.8M
Q4 2021
Q1 2022
Q2 2022



Revenue
$80K
$60K
$40K
$20K
$26K
$63K
Q4 2021
Q1 2022
Q2 2022

18 Month Revenue Projections



$2.5M ANNUALIZED REVENUE, SERIES A
$1,500,000
$1,000,000
$500,000
REVENUE
ACTUALS
CROWDFUND COMPLETE
$664,453
$114,844
$62,599
$25,523
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Future revenue numbers are based on projections and cannot be guaranteed

Customers are happy

100% 5 star reviews on Google

Debra L.

"I think the phenomenal thing about Homeshake is that the buyers and I became friends during the showing. I really liked the intimacy of the deal. I would use Homeshake again in a heartbeat."

Market Size:

CINCINNATI
SERVICEABLE OBTAINABLE MARKET

$150M

25k home sales x $6,000

OHIO
SERVICEABLE AVAILABLE MARKET

$900M

150k home sales x $6,000

USA
TOTAL ADDRESSABLE MARKET

$36B

6M home sales x $6,000

In a market this size, even a little is a lot.

At 3% market share, the potential for Homeshake is huge.

Market	Size	Annual Revenue	Projected Valuation
CINCINNATI	$150M	$4.5M	$45M
OHIO	$900M	$27M	$270M
USA	$36B	$1.08B	$10.8B

Competitive Advantages:

FIRST MOVER ADVANTAGE

LOW COST

LOW RISK

EXCLUSIVE INVENTORY

PEER-TO-PEER

TECH + EASE OF USE

Fundraising Summary

TARGET RAISE

$1.5 Million

RUNWAY

18 Months

KEY PRIORITIES

HIRE TALENT
Amplify marketing and grow market share

EXPAND GEOGRAPHICALLY
Ohio and strategic markets

ACCELERATE PRODUCT DEV
Mobile app and UX

ALLOCATION



- MARKETING 49% | $750k
- OPERATIONS 34% | $515k
- PRODUCT 17% | $250k

Homeshake redefines the largest industry in the US economy

- Shifts power from agents to consumers
- Breaks MLS stranglehold
- Introduces an alternative marketplace

Appendix

Founders



NICK RABIN
Founder & CEO



JONATHAN BENNIE
Co-founder & General Counsel

Unit Economics

SUCCESS FEE	$5,250
TITLE INCOME*	$750
TOTAL REVENUE	$6,000
TRANSACTION (SUPPORT)	$375
SIGN (PRODUCTION & DELIVERY)	$61
PAYLOAD KEYBOX	$7
DOCUSIGN	$20
PHOTOS	$149
TOTAL VARIABLE COST	$612
GROSS MARGIN	$5,388
GROSS MARGIN %	90%

*Post-raise

HOURS PER TRANSACTION (EST.)	
35-100	3-5
AGENT	HOMESHAKE

Proforma

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024
Closings	6	14	18	22	33	49	74	111	166	249
Avg. Rev / Transaction			**$5,250**	**$5,250**	**$6,000**	**$6,000**	**$6,000**	**$6,000**	**$6,000**	**$6,000**
Total Revenue	$25,523	$62,599	$91,875	$114,844	$196,875	$295,313	$442,969	$664,453	$996,680	$1,495,020
Variable Expenses	-$3,672	-$8,568	-$10,710	-$13,388	-$20,081	-$30,122	-$45,183	-$67,774	-$101,661	-$152,492
Gross Profit	$21,851	$54,031	$81,165	$101,456	$176,794	$265,191	$397,786	$596,679	$895,018	$1,342,528
Gross Margin	86%	86%	88%	88%	90%	90%	90%	90%	90%	90%
Operating Expenses	-$137,033	-$197,527	-$150,000	-$150,000	-$250,000	-$350,000	-$350,000	-$350,000	-$350,000	-$350,000
EBITDA	-$115,182	-$143,496	-$68,835	-$48,544	-$73,206	-$84,809	$47,786	$246,679	$545,018	$992,528

$2.5M Annualized Revenue

Proforma numbers are based on projections and cannot be guaranteed.

Risks & Mitigants

RISK	MITIGANTS
MACROECONOMICS	• Lean operations • Low cost to transact • Strong value proposition
REGULATIONS	• Licensed broker • In-house legal • Ability to pivot quickly (dual agency → subagency)
STATUS QUO	• Education • Marketing • No Listing Contracts

Dual Agency by State:

Homeshake is a licensed real estate broker functioning as a dual agent, representing both buyer and seller.

All but three states in the US permit dual agency, paving the way for an aggressive, national expansion.



States that permit dual agency ● States that prohibit dual agency ●